U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   TMRC, L.L.P.
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   (Last)               (First)                 (Middle)

   2500 East Kearney Street
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                                    (Street)

   Springfield           MO                     65803
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Travis Boats & Motors, Inc. (TRVS)

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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

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4. Statement for Month/Day/Year

   January 7, 2003
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5. If Amendment, Date of Original (Month/Day/Year)

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6. Relationship of Reporting Person(s) to Issuer

   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

           Vice-Chairman and Chief Executive Officer
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7.  Individual or Joint/Group Reporting (check applicable line)

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    [   ] Form Filed by One Reporting Person
    [ X ] Form Filed by More Than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                    6.
                                  2A.                    4.                          5.             Owner-
                                  Deemed                 Securities Acquired (A)     Amount of      ship
                                  Execution  3.          or Disposed of (D)          Securities     Form:     7.
                                  Date,      Transaction  (Instr. 3, 4 and 5)        Beneficially   Direct    Nature of
                      2.          if any     Code        --------------------------- Owned at End   (D) or    Indirect
1.                    Transaction (Month/    (Instr. 8)              (A)             of Month       Indirect  Beneficial
Title of Security     Date        Day/       ------------   Amount    or     Price   (Instr. 3      (I)       Ownership
(Instr. 3)            (mm/dd/yy)  Year)      Code     V              (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

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=========================================================================================================================




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*         If the form is filed by more than one reporting person, see
          Instruction 4(b)(v).

Persons who respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
           2.                                                                                             Deriv-    of
           Conver-                              5.                              7.                        ative     Deriv-   11.
           sion                                 Number of                       Title and Amount          Secur-    ative    Nature
           of                                   Derivative    6.                of Underlying     8.      ities     Secur-   of
           Exer-             3A.       4.       Securities    Date              Securities        Price   Bene-     ity:     In-
           cise     3.       Deemed    Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      ficially  Direct   direct
           Price    Trans-   Execution action   or Disposed   Expiration Date   ----------------  Deriv-  Owned     (D) or   Bene-
1.         of       action   Date,     Code     of (D)        (Month/Day/Year)            Amount  ative   at End    In-      ficial
Title of   Deriv-   Date     If any    (Instr.  (Instr. 3,    ----------------            or      Secur-  of        direct   Owner-
Derivative ative    (Month/  (Month/   8)       4 and 5)      Date     Expira-            Number  ity     Month     (I)      ship
Security   Secur-   Day/     Day/      -------  ------------  Exer-    tion               of      (Instr  (Instr.   (Instr.  (Instr.
(Instr. 3) ity      Year)    Year)     Code  V   (A)   (D)    cisable  Date      Title    Shares  5)      4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------

6% Series   $2.4594  1/07/03             Z               80,000  Immed.   N/A    Common  3,252,825          3,252,825  D(2)
A Cumulative                                                                     Stock      (1)                (1)
Convertible
Preferred
Stock

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Option      $1.20    1/07/03             J      194,120          Immed. 3/21/03  Common    194,120            194,120  D(2)
(right to                                        (3)                             Stock      (3)                (3)
buy)
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

Explanation of Responses:

(1) The amount of shares reported increased by one share from the amount previously reported due to rounding.

(2) The reported securities are owned directly by TMRC, L.L.P., of which Tracker Marine, L.L.C. is the 99% partner, which is wholly owned by Three Johns Company (which is also the 1% partner of TMRC, L.L.P.), which is wholly owned by the John L.Morris Revocable Trust, of which John L. Morris is the settlor.

(3) Certain insiders of the Company granted to TMRC, L.L.P. an option to purchase up to 194,120 shares of common stock owned by such individuals.

TMRC, L.L.P.


By:       Tracker Marine, L.L.C.,
          TMRC's 99% partner

By:       Three Johns Company,
          Tracker's sole member

By: /s/ Kenneth Burroughs                                         1/7/03
   ------------------------------------------            -----------------------
Name:      Kenneth Burroughs
Title:     President

  **Signature of Reporting Person                                  Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.

                                Joint Filer Information


Name:                        John L. Morris

Address:                     2500 East Kearney Street
                             Springfield, Missouri 65803

Designated Filer:            TMRC, L.L.P.

Issuer and
  Ticker Symbol:             Travis Boats & Motors, Inc. (TRVS)

Date of Event
  Requiring Statement:       January 7, 2003


Signature:                   /s/ John L. Morris
                             -----------------------------
                                 John L. Morris

                                Joint Filer Information


Name:                        The John L. Morris Revocable Trust

Address:                     2500 East Kearney Street
                             Springfield, Missouri 65803

Designated Filer:            TMRC, L.L.P.

Issuer and
  Ticker Symbol:             Travis Boats & Motors, Inc. (TRVS)

Date of Event
  Requiring Statement:       January 7, 2003


Signature:                   By:        /s/ Joe C. Greene
                                        ------------------------------
                             Name:      Joe C. Greene
                             Title:     Trustee


                             By:        /s/ Lawrence P. Mueller
                                        ------------------------------
                             Name:      Lawrence P. Mueller
                             Title:     Trustee

                                Joint Filer Information


Name:                        Three Johns Company

Address:                     2500 East Kearney Street
                             Springfield, Missouri 65803

Designated Filer:            TMRC, L.L.P.

Issuer and
  Ticker Symbol:             Travis Boats & Motors, Inc. (TRVS)

Date of Event
  Requiring Statement:       January 7, 2003


Signature:                   By:        /s/ Kenneth Burroughs
                                        ------------------------------
                             Name:      Kenneth Burroughs
                             Title:     President

                                Joint Filer Information


Name:                        Tracker Marine, L.L.C.

Address:                     2500 East Kearney Street
                             Springfield, Missouri 65803

Designated Filer:            TMRC, L.L.P.

Issuer and
  Ticker Symbol:             Travis Boats & Motors, Inc. (TRVS)

Date of Event
  Requiring Statement:       January 7, 2003


Signature:                   By:        Three Johns Company,
                                        Its sole member


                             By:        /s/ Kenneth Burroughs
                                        ------------------------------
                             Name:      Kenneth Burroughs
                             Title:     President